AIG EXECUTIVE LIABILITYSM

Insurance provided by the following member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

INVESTMENT COMPANY BLANKET BOND

POLICY NUMBER: 362-39-89	REPLACEMENT OF POLICY NUMBER # 966-95-02

DECLARATIONS

ITEM 1.	Name of Insured (herein called Insured):	RYDEX SERIES TRUST

	Principal Address:	9601 BLACKWELL ROAD, SUITE 500
ROCKVILLE, MD 20850

ITEM 2.	Bond Period: from 12:01 a.m. March 16, 2008 to March 16, 2009 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.	Limit of Liability – Subject to Sections 9, 10 and 12 hereof,

Limit of Liability/Deductible
	Insuring Agreement (A) Fidelity	$11,000,000/$100,000
	Insuring Agreement (B) Audit Expense	$100,000/5,000
	Insuring Agreement (C) On Premises	$11,000,000/$100,000
	Insuring Agreement (D) In Transit	$11,000,000/$100,000
	Insuring Agreement (E) Forgery or Alteration	$11,000,000/$100,000
	Insuring Agreement (F) Securities	$11,000,000/$100,000
	Insuring Agreement (G) Counterfeit Currency	$11,000,000/$100,000
	Insuring Agreement (H) Stop Payment	$100,000/$10,000
	Insuring Agreement (I) Uncollectible Items of Deposit	$100,000/$10,000
	Insuring Agreement (J) Computer Systems	$11,000,000/$100,000
	Insuring Agreement (K) Telefacsimile Transfers	$11,000,000/$100,000
	Insuring Agreement (L) Unauthorized Signatures	$100,000/$10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.

Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Rider # 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, and 11.

ITEM 6.

The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 966-95-02 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM 7.	Premium: $58,527

AUTHORIZED REPRESENTATIVE

AIG EXECUTIVE LIABILITY SM
Insurance provided by the following member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)       FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)       to cause the Insured to sustain such loss; and

(b)      to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)       AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)       ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)       Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)       loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)       IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)       FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)       SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)       through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)    counterfeited, or

(b)    forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)    raised or otherwise altered, or lost, or stolen, or

(2)       through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)       COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)      STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)        UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.        ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.       If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.       If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.        WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.        COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or

Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)       an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)       an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)       in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.        FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)   “Employee” means:

(1)   any of the Insured’s officers, partners, or employees, and

(2)   any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor, and

(3)   attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)   guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)   directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)   any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)   each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)   those persons so designated in Section 15, Central Handling of Securities, and

(9)   any officer, partner or Employee of

a)     an investment advisor,

b)    an underwriter (distributor),

c)     a transfer agent or shareholder accounting record-keeper, or

d)    an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)   “Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)   “Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)   “Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)   “Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)   loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)   loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)   loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)   loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)   loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)    loss resulting from any violation by the Insured or by any Employee

(1)   of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)   of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)   loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)   potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)    all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)    loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)   to do bodily harm to any person, except loss of

Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)   to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)   all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)    loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)  any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)           becomes aware of facts, or

(b)           receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.   NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)   any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)   all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)   all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an

Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)   any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)   as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)   as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)   as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.   RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)   on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)   upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter

giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)   the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)   the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)   the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)   knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)   if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)   the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)   the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

ENDORSEMENT #1

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED

It is agreed that:

1.	Item 1. of the Declaration Page, Name of Insured, is also amended to include the following:

RYDEX FUNDS (formerly Rydex Series Trust)
RYDEX HOLDINGS, INC.
PADCO ADVISORS, INC.
PADCO ADVISORS II, INC.
RYDEX INVESTMENTS
RYDEX GLOBAL ADVISORS
RYDEX FUND SERVICES, INC.
RYDEX DISTRIBUTORS, INC.
RYDEX ADVISORY SERVICES
INVESTMENT CAPITAL TECHNOLOGIES, LLC.
RYDEX SPECIALIZED PRODUCTS, LLC

RYDEX SERIES FUNDS, which consists of:
Absolute Return Strategies Fund
Alternative Strategies Allocation Fund
Banking Fund
Basic Materials Fund
Biotechnology Fund
Commodities Strategy Fund
Consumer Products Fund
Electronics Fund
Energy Services Fund
Energy Fund
Essential Prtfol Aggressive Fund
Essential Prtfol Conservative Fund
Essential Prtfol Moderate Fund
Europe 1.25x Strategy Fund
Financial Services Fund
Government Long Bond 1.2x Strategy Fund
Health Care Fund

Hedged Equity Fund

High Yield Strategy Fund

International Rotation Fund

Internet Fund

Inverse Government Long Bond Strategy Fund

Inverse High Yield Strategy Fund

Inverse Mid-Cap Strategy Fund

Inverse OTC Strategy Fund

Inverse Russell 2000® Strategy Fund

Inverse S&P 500 Strategy Fund

Japan 1.25x Strategy Fund

Japan 2x Strategy Fund

Large-Cap Growth Fund

Large-Cap Value Fund

Leisure Fund

Managed Futures Strategy Fund

Mid-Cap 1.5x Strategy Fund

Mid-Cap Growth Fund

Mid-Cap Value Fund

Multi-Cap Core Equity Fund

Nova Fund

OTC Fund

Precious Metals Fund

Real Estate Fund

Retailing Fund

Russell 2000® 1.5x Strategy Fund

Sector Rotation Fund

Small-Cap Growth Fund

Small-Cap Value Fund

Strengthening Dollar 2x Strategy Fund

Technology Fund

Telecommunications Fund

Transportation Fund

U.S. Government Money Market Fund

Utilities Fund

Weakening Dollar 2x Strategy Fund

RYDEX DYNAMIC FUNDS, which consists of:

Dow 2x Strategy Fund

Inverse Dow 2x Strategy Fund

Inverse OTC 2x Strategy Fund

Inverse Russell 2000® 2x Strategy Fund

Inverse S&P 500 2x Strategy Fund

OTC 2x Strategy Fund

Russell 2000® 2x Strategy Fund

Russell 2000® Fund

S&P 500 2x Strategy Fund

S&P 500 Fund

RYDEX VARIABLE TRUST, which consists of:
Absolute Return Strategies Fund

Alternative Strategies Allocation Fund

Banking Fund

Basic Materials Fund

Biotechnology Fund

Commodities Strategy Fund

Consumer Products Fund

Dow 2x Strategy Fund

Electronics Fund

Energy Services Fund

Energy Fund

Essential Prtfol Aggressive Fund

Essential Prtfol Conservative Fund

Essential Prtfol Moderate Fund

Europe 1.25x Strategy Fund

Financial Services Fund

Government Long Bond 1.2x Strategy Fund

Health Care Fund

Hedged Equity Fund

High Yield Strategy Fund

International Rotation Fund

Internet Fund

Inverse Dow 2x Strategy Fund

Inverse Government Long Bond Strategy Fund

Inverse High Yield Strategy Fund

Inverse Mid-Cap Strategy Fund

Inverse OTC 2x Strategy Fund

Inverse OTC Strategy Fund

Inverse Russell 2000® 2x Strategy Fund

Inverse Russell 2000® Strategy Fund

Inverse S&P 500 2x Strategy Fund

Inverse S&P 500 Strategy Fund

Japan 1.25x Strategy Fund

Japan 2x Strategy Fund

Large-Cap Growth Fund

Large-Cap Value Fund

Leisure Fund

Managed Futures Strategy Fund

Mid-Cap 1.5x Strategy Fund

Mid-Cap Growth Fund

Mid-Cap Value Fund

Multi-Cap Core Equity Fund

Nova Fund

OTC 2x Strategy Fund

OTC Fund

Precious Metals Fund

Real Estate Fund

Retailing Fund

Russell 2000® 1.5x Strategy Fund

Russell 2000® 2x Strategy Fund

Russell 2000® Fund

S&P 500 2x Strategy Fund

S&P 500 Fund

Sector Rotation Fund

Small-Cap Growth Fund

Small-Cap Value Fund

Strengthening Dollar 2x Strategy Fund

Technology Fund

Telecommunications Fund

Transportation Fund

Utilities Fund

Weakening Dollar 2x Strategy Fund

RYDEX VARIABLE TRUST/SUBADVISED PRODUCTS, which consists of:

Amerigo Fund

Clermont Fund

RYDEX ETF TRUST, which consists of:

Russell Top 50TM ETF

Rydex 2x Russell 2000 ETF

Rydex 2x S&P 500 ETF

Rydex 2x S&P MidCap 400 ETF

Rydex Inverse 2x Russell 2000 ETF

Rydex Inverse 2x S&P 500 ETF

Rydex Inverse 2x S&P MidCap 400 ETF

S&P 500 Pure Growth ETF

S&P 500 Pure Value ETF

S&P Equal Weight Consumer Discretionary

S&P Equal Weight Consumer Staples

S&P Equal Weight Energy

S&P Equal Weight ETF
S&P Equal Weight Financial ETF
S&P Equal Weight Health Care
S&P Equal Weight Industrials ETF
S&P Equal Weight Materials ETF
S&P Equal Weight Technology ETF
S&P Equal Weight Utilities ETF
S&P Midcap Pure Growth ETF
S&P Midcap Pure Value ETF
S&P Smallcap Pure Growth ETF
S&P Smallcap Pure Value ETF

CURRENCYSHARES AUSTRALIAN DOLLAR

CURRENCYSHARES BRITISH POUND STERLING

CURRENCYSHARES CANADIAN DOLLAR

CURRENCYSHARES EURO TRUST

CURRENCYSHARES JAPANESE YEN

CURRENCYSHARES MEXICAN PESO

CURRENCYSHARES SWEDISH KRONA

CURRENCYSHARES SWISS FRANC

PADCO 401(k) PLAN

3.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

4.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

5.

If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

6.

The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

7.

If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

8.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #2

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND COUNTERFEIT CURRENCY

It is agreed that:

1.	Insuring Agreement (G) COUNTERFEIT CURRENCY is deleted in its entirety and replaced with the following:

“Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin issued or purporting to have been issued for use as currency by any country.”

2.

Section 4. LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS is amended by deleting the words “...nor after the expiration of twenty-four months...” and replacing them with the words “...nor after the expiration of thirty-six months...”

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of this bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #3

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA

It is agreed that:

1.	The following shall be included as Insured:

any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974.

2.

“Employee” as used in the attached bond or policy shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.

If the bond or policy, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds or policies issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.

In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond or policy shall be held by the Insured, or if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.

If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond or policy is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6.

The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond or policy, other than as stated herein.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #4

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS

It is agreed that:

The attached bond is amended by adding an Insuring Agreement J as follows:

COMPUTER SYSTEMS

1. Loss resulting directly from a fraudulent

(1)   entry of Electronic Data or Computer Program into, or

(2)   change of Electronic Data or Computer Program within

a Computer System; provided that the fraudulent entry or change causes

(a)          Property to be transferred, paid or delivered,

(b)         an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)          an unauthorized account or a fictitious account to be debited or credited;

(3)          voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and further provided such voice instructions or advices:

(a)          were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(b)         were electronically recorded by the Insured or its agent(s) (as scheduled).

SCHEDULE OF SYSTEMS

Insured’s proprietary system

2.                                       As used in this rider, Computer System means:

(1)                                  computers with related peripheral components, including storage components, wherever located,

(2)                                  systems and applications software,

(3)                                  terminal devices,

(4)                                  related communication networks or customer communication systems, and

(5)                                  related electronic funds transfer systems,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

3.                                       In addition to the Exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(A)                              loss resulting directly or indirectly from the theft of confidential information, material or data;

(B)                                loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

4.                                       All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

5.                                       The coverage afforded by this rider applies only to loss discovered by the Insured during the period this rider is in force.

6.                                       If any loss is covered under this Insuring Agreement and any other Insuring Agreement or coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or coverage.

7.                                       Coverage under this rider shall terminate upon termination or cancellation of the bond to which this rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling this bond in its entirety:

(a)                                  sixty (60) days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider; or

(b)                                 immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

8.                                       Section 4 LOSS - NOTICE – PROOF – LEGAL PROCEEDINGS of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of loss resulting from voice instructions or advices covered under this bond shall include electronic recordings of such voice instructions or advices.”

9.                                       Notwithstanding the foregoing however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy, except one written as excess of this bond, is excluded from coverage under this bond and the Insured agrees to make claim for such loss under its separate policy.

10.                                 Nothing herein contained shall be held to vary alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #5

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFERS

It is agreed that:

3.            The attached bond is amended by adding an Insuring Agreement K as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds or other Property, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)                                  purports and reasonably appears to have originated from

(a)                                  a Customer of the Insured, or

(b)                                 another financial institution, or

(c)                                  another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)                                  contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)                                  contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $100,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2.                                       In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #6

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1.                                       The attached bond is amended to include the following Insuring Agreement L:

Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.                                       The Limit of Liability for the coverage provided by this Insuring Agreement shall be $100,000 and the Underwriter shall not be liable under this Insuring Agreement for any loss on account of any instrument unless the amount of such instrument shall be in excess of $10,000 and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event for more then the Limit of Liability provided by this Insuring Agreement.

3.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #7

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND FIDELITY

1.                                       It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

(A)          FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)                                  to cause the Insured to sustain such loss, or

(b)                                 to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit.

Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits earned in the normal course of employment shall not constitute an improper financial benefit.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #8

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND GENERAL AGREEMENT A

It is agreed that:

1.                                       General Agreement A is amended, in paragraph 2., by changing the words “60 days” to “90 days.”

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of this bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #9

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

MARYLAND ENDORSEMENT

It is agreed that subsection (g) of Section 5 of the Policy is deleted and replaced by the following:

(g)                                 Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 3 years from the discovery of such loss.

This endorsement is effective as of the time the attached policy becomes effective.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #10

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #10

This endorsement, effective 12:01 A.M.	March 16, 2008	forms a part of
policy number 362-39-89
issued to RYDEX SERIES TRUST

by           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		INVESTMENT COMPANY BLANKET BOND-DEC-PAGE
41206	09/84	INVESTMENT COMPANY BLANKET BOND-GUTS
MNSCPT		NAMED INSURED
MNSCPT		AMENDED COUNTERFEIT CURRENCY
MNSCPT		ERISA
MNSCPT		COMPUTER SYSTEMS
MNSCPT		TELEFACSIMILE TRAMSFER
MNSCPT		UNAUTHORIZED SIGNATURES
MNSCPT		AMEND FIDELITY
MNSCPT		AMEND GENERAL AGREEMENT A
MNSCPT		MARYLAND ENDORSEMENT
MNSCPT		COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITION AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

CERTIFIED RESOLUTION

The undersigned, Joanna M. Haigney, hereby certifies, on behalf of Rydex Series Funds, Rydex Variable Trust, Rydex Dynamic Funds, and Rydex ETF (each a “Fund” and, together, the “Funds”), that

(1)   she is the duly elected, qualified and acting Secretary of the Funds, and that as such Secretary she has custody of its corporate books and records,

(2)   the following is a true and correct copy of resolutions duly adopted by the Boards of Trustees of the Funds at a meeting held on February 28, 2008, and

(3)   said resolutions have not been amended or rescinded and remain in full force and effect.

Rydex Series Funds

Rydex Variable Trust

Rydex Dynamic Funds

Rydex ETF Trust

Approval of Joint Fidelity Bond and Allocation Agreement

VOTED:

That the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Rydex Series Funds, Rydex Variable Trust, Rydex Dynamic Funds and Rydex ETF Trust (each a “Trust” and collectively, the “Trusts”), a Joint Fidelity Bond on behalf of the Trusts provided that the allocation of the premium be in accordance with a formula under which each insured pays no more than its pro rata share of premium based on relative asset size and, in any event, each insured would pay no more than the premiums of the individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies taken by an insured.

VOTED:	That the officers of each Trust are hereby directed to:

(1) File with the U.S. Securities and Exchange Commission (the “SEC”) within 10 days after execution of any fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Boards of Trustees, including a majority of the Trustees who are not “interested persons,” approving the amount, type, form and coverage of each such bond and the portion of the premium to be paid by each Trust, (iii) a statement showing the amount each Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between each Trust and all other named insureds entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within 10 days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by each Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of each Trust; and

(4) Notify by registered mail each member of the Boards of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by each Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

April 10, 2008

/s/ Joanna M. Haigney
Joanna M. Haigney
Secretary

	INVOICE # ACCOUNT NO. SECBE03	592664 CSR ZC Financial Institution	DATE 03/18/08 Bond
POLICY #
LOCKTON COMPANIES, INC.	003623989
P.O. Box 802707 / Kansas City, MO 64180-2707	EFFECTIVE	EXPIRATION	BALANCE DUE ON
(816) 960-9000 / FAX: (816) 960-9099	03/16/08	03/16/09	04/16/08
Deliveries to: 444 W. 47th Street, Suite 900 / Kansas City, MO 64112-1906	AMOUNT PAID		AMOUNT DUE $ 58,527.00

Security Benefit Mutual Holdin

Patrick Tilghman

One Security Benefit Place
Topeka, KS 66636-0001

*** PLEASE RETURN TOP PORTION WITH REMITTANCE ***

Itm #	Eff Date	Trn	Description	Amount

INVOICE #	592664

99T2M6	03/16/08	NEW	Fidelity Bond Form 14	$58,527.00

AIG Fidelity Bond Form 14 (Admitted) for Rydex Series Trust, Policy #003623989, policy term 3/16/08-3/16/09

Please remit payment to Lockton Companies, LLC, P.O. Box 802707, Kansas City, MO 64180-2707

Invoice Balance:	$58,527.00

May 14, 2008

Mike Premo

Rydex Funds

9601 Blackwell Road

Rockville, MD 20852

Re: Policy Number 003623989, effective 3/16/08-3/16/09

Dear Mike,

According to the list of Named Insureds provided by you and National Union Fire Insurance Company of Pittsburgh, Pa. (AIG) the total premium of $58,527 for this blanket policy is significantly less than what we would expect a Minimum Premium would be for each of these individually. A minimum $500,000 policy limit would typically cost anywhere from $750-$1,500 depending on the value of the trust. Your policy includes over 175 trusts so this could well add up to over $131,000 in premium if purchased separately.

Your annual policy premium of $58,527 was paid punctually in full. No outstanding premiums are due at this time.

A copy of the policy binder from AIG is attached, the policy should be issued shortly and will be provided upon receipt and review of our office.

Please let me know if you need anything further.

Sincerely,

LOCKTON COMPANIES

Lori Cartwright

Account Manager

Enclosure

LOCKTON COMPANIES, LLC

444 W 47th Sr,Sec 900 / Kansas City, MO 64112-1906

816-960-9000 / FAX: 816-960-9099

www.lockton.com

ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES (the “Agreement”), is made as of this 4th day of April, 2008 by and among the following parties: RYDEX SERIES FUNDS (the “Series Funds”), a registered investment company organized as a Delaware business trust, on behalf of itself and its series; RYDEX DYNAMIC FUNDS (the “Dynamic Funds”), a registered investment company organized as a Delaware business trust, on behalf of itself and its series; RYDEX VARIABLE TRUST (the “Variable Trust”), a registered investment company organized as a Delaware business trust, on behalf of itself and its series; RYDEX ETF TRUST (the “ETF Trust”), a registered investment company organized as a Delaware business trust, on behalf of itself and its series; CURRENCYSHARES AUSTRALIAN DOLLAR TRUST, CURRENCYSHARES BRITISH POUND STERLING TRUST, CURRENCYSHARES CANADIAN DOLLAR TRUST, CURRENCYSHARES EURO TRUST, CURRENCYSHARES JAPANESE YEN TRUST, CURRENCYSHARES MEXICAN PESO TRUST, CURRENCYSHARES SWEDISH KRONA TRUST, and CURRENCYSHARES SWISS FRANC TRUST (the “CurrencyShares”), each a grantor trust formed under the laws of the state of New York; (the ETF Trust, together with the Series Funds, Dynamic Funds, Variable Trust, CurrencyShares and each of their respective series are hereinafter are collectively referred to as the “Rydex Funds”); PADCO ADVISORS, INC. (“PADCO I”), a registered investment adviser incorporated under the laws of the State of Maryland; PADCO ADVISORS II, INC. (“PADCO II”), a registered investment adviser incorporated under the laws of the State of Maryland; RYDEX FUND SERVICES, INC. (the “Servicer”), a registered transfer agent incorporated under the laws of the State of Maryland; and PADCO 401(k) & PROFIT SHARING PLAN (the “PADCO Plan”), an employee benefit welfare or pension benefit plan established for the benefit of eligible employees of PADCO I, PADCO II, and the Servicer. The aforementioned parties are collectively referred to as the “Joint Insureds” for purposes of this Agreement.

WHEREAS, the Joint Insureds desire to be named as joint insureds under the terms of a certain bond or policy of insurance which insures against larceny and embezzlement of officers and employees (the “Fidelity Bond”), a copy of which Fidelity Bond is attached hereto as Exhibit A; and

WHEREAS, the Joint Insureds desire to establish (i) criteria by which recoveries under the Fidelity Bond shall be allocated among the Joint Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies may be added as named Joint Insured under the Fidelity Bond;

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1.                                      Payment of Premiums

PADCO I shall pay ten and three tenths of a percent (10.3%), PADCO II shall pay eleven and six tenths of a percent (11.6%), the Servicer shall pay one and one tenth of a percent (1.1%), and the Rydex Funds shall pay seventy-five percent (75%) of the premium payable under the Fidelity Bond; and PADCO I also shall pay an additional two percent (2%) of the premium payable under the Fidelity Bond, which portion of this premium is attributable to the PADCO

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Plan. Each of the Rydex Funds shall pay that percentage of said amount of the premium due under the Fidelity Bond which is derived by a fraction, (i) the denominator of which is the total net assets of all the Rydex Funds combined, and (ii) the numerator of which is the total net assets of each such Rydex Fund individually.

Each of the Rydex Funds, PADCO I, PADCO II, Servicer and the PADCO Plan, agree that the appropriateness of the allocation of said premium will be determined by jointly by appropriate officers of the Joint Insureds on a monthly basis, subject to annual approval of both the Fidelity Bond and this Allocation Agreement by the Trustees of the Rydex Funds.

2.                                      Allocation of Recoveries

(a)                                  If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bond, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully such party sustaining a loss.

(b)                                 If the recovery is inadequate to indemnify fully each such party sustaining a loss, then the recovery shall be allocated among such parties as follows:

(i)                                     Each such party sustaining a loss shall be allocated an amount equal to the lesser of that party’s actual loss or the minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss) in accordance with the provisions of Rule 17g-1(d)(1) under the Act.

(ii)                                  The remaining portion of the proceeds shall be allocated to each such party sustaining a loss not fully covered by the allocation under subparagraph 2(b)(i), above, in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party that had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party’s last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.                                      Obligation to Maintain Minimum Coverage

(a)                                  Each of the Rydex Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of each such Rydex Fund shall be determined as of the date hereof pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 under the Act. The parties hereto agree that the appropriate officers of the Rydex Funds will determine, no less frequently than at the end of each calendar quarter, the minimum amount of coverage which would be required of each of the Rydex Funds by Rule 17g-1(d)(1) if a determination with respect to the adequacy of the coverage were currently being made.

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(b)                                 In the event that the total amount of the minimum coverages thus determined exceeds the amount of coverage of the then-effective Fidelity Bond, the Trustees will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bond, will equal an amount equal to or greater than such minimums.

4.                                      Prior Agreements; Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured bond and shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days’ notice to the other parties hereto in writing.

5.                                      Law Governing

This Agreement is governed by the laws of the State of Maryland (without reference to such state’s conflict of law rules).

6.                                      Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

7.                                      Amendment, Modification, and Waiver

(a)                                  No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

(b)                                 The Joint Insureds may amend this Agreement to add another party to the Agreement provided that (a) such party may be included in the Fidelity Bond pursuant to Rule 17g-1(b) under the Act; (b) the trustees of each of the Rydex Funds who are not “interested persons” of such Fund shall approve such addition; and (c) the premium paid by each Rydex Fund thereafter would be no more than the premium of an individual policy for the Fund. In the event another party is added as a Joint Insured under the Fidelity Bond, such party must agree to be bound by the terms of this Agreement and must execute and deliver a copy of this Agreement to each Joint Insured.

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IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly-authorized officers as of the date first above written.

RYDEX SERIES FUNDS;	PADCO 401(k) & PROFIT
RYDEX DYNAMIC FUNDS;	SHARING PLAN
RYDEX VARIABLE TRUST;
RYDEX ETF TRUST;
CURRENCYSHARES AUSTRALIAN DOLLAR	By:
TRUST;	Carl G. Verboncoeur
CURRENCYSHARES BRITISH POUND STERLING	Trustee
TRUST;
CURRENCYSHARES CANADIAN DOLLAR
TRUST;
CURRENCYSHARES EURO TRUST;
CURRENCYSHARES JAPANESE YEN TRUST;
CURRENCYSHARES MEXICAN PESO TRUST;
CURRENCYSHARES SWEDISH KRONA TRUST;
CURRENCYSHARES SWISS FRANC TRUST;
PADCO ADVISORS, INC.;
PADCO ADVISORS II, INC.; and
RYDEX FUND SERVICES, INC.

By:
Carl G. Verboncoeur
President

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